UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

FORM 11-K

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2004
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Connecticut Natural Gas Corporation
   Employee Savings Plan
P. O. Box 1500
Hartford, Connecticut 06144-1500

Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

Energy East Corporation
52 Farm View Drive
New Gloucester, Maine 04260-5116

REQUIRED INFORMATION

The Connecticut Natural Gas Corporation Employee Savings Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2004 and 2003 and supplemental schedules, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Connecticut Natural Gas Corporation Employee Savings Plan

Date: June 28, 2005	By /s/James E. Earley James E. Earely Committee Member
Date: June 28, 2005	By /s/Richard R. Benson Richard R. Benson Committee Member
Date: June 28, 2005	By /s/Joseph L. Vicidomino Joseph L. Vicidomino Committee Member

APPENDIX 1

CONNECTICUT NATURAL GAS CORPORATION
EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003
SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2004
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Connecticut Natural Gas Corporation
Employee Savings Plan
Index to Financial Statements and Supplemental Schedules

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Connecticut Natural Gas Corporation
   Employee Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Connecticut Natural Gas Corporation Employee Savings Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Connecticut Natural Gas Corporation Employee Savings Plan as of December 31, 2004, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of or for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost and net gain or loss on certain transactions. Disclosure of this information is required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974.

/s/ Baker Newman & Noyes Limited Liability Company
Portland, Maine June 24, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the
Connecticut Natural Gas Corporation Employee Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Connecticut Natural Gas Corporation Employee Savings Plan (the "Plan") at December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

New York, New York
June 24, 2004

Connecticut Natural Gas Corporation
Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003
	2004	2003

Assets:
Investments, at fair value:
Registered Investment Companies	$ 16,756,508	$ 15,266,728
Common/Collective Trusts	5,721,536	7,235,765
Energy East Corporation Stock Fund	3,422,146	3,053,135
Participant loans	249,517	261,908

	26,149,707	25,817,536
Receivables:
Contributions Receivable	700	-
Due from Broker for securities sold	-	119

	700	119

Net assets available for benefits	$ 26,150,407	$ 25,817,655

See notes to financial statements.

Connecticut Natural Gas Corporation
Employee Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003
	2004	2003

Additions:
Investment income:
Net appreciation in fair value of investments	$ 2,418,470	$ 3,158,799
Interest and dividends	563,423	605,640

	2,981,893	3,764,439

Contributions:
Participant	674,705	837,356
Employer	261,208	327,788
Transfers from other qualified plans	276	479,660
Contributions Receivable - Employer	199	-
Contributions Receivable - Employee	501	-

	936,889	1,644,804

Total additions	3,918,782	5,409,243

Deductions:
Benefits paid to participants	3,345,755	3,235,729
Transfers to other qualified plans	240,275	4,129
Administrative expenses	-	570

Total deductions	3,586,030	3,240,428

Net increase	332,752	2,168,815
Net assets available for benefits: Beginning of year	25,817,655	23,648,840

End of year	$ 26,150,407	$ 25,817,655

See notes to financial statements.

Connecticut Natural Gas Corporation
Employee Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.   DESCRIPTION OF THE PLAN

The following description of the Connecticut Natural Gas Corporation (Company) Employee Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General

The Plan was established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution thrift plan open to non-union employees of the Company, as well as the employees of Energy East Corporation's (Energy East) family of companies that elect to participate under the Plan provisions. Energy East, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Eligibility

Employees are eligible to participate in the Plan in the first payroll period beginning on or after the first day of the month following the employee's date of employment if they are at least age 21, are on the management payroll or subject to the Salary Administration Program, and are employed full time.

Contributions

Eligible employees may elect to participate in the Plan and authorize payroll deductions of 1% to 50% of base pay on a pre-tax basis and between 1% and 10% on an after-tax basis as savings contributions to their accounts during each year, subject to Code limitations. The upper limit of allowed savings contributions was changed from 16% to 50%, effective January 1, 2002. As of January 1, 2002, participants age 50 or over by the end of the Plan year, who have also made the maximum amount of pre-tax contributions permitted for the Plan year, can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2003 was $2,000 and increases by $1,000 a year until the additional contribution reaches a maximum of $5,000 in 2006.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

The Company will match a percentage of a participant's compensation depending on age or years of continuous service. For participants who have (or will have) attained twenty years of continuous service or age 45 as of June 30 of the applicable calendar year, the amount of the

Connecticut Natural Gas Corporation
Employee Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.   DESCRIPTION OF THE PLAN  (Continued)

Contributions (Continued)

Company matching contribution will be 75% of the amount contributed during the payroll period up to 6% of compensation (for a maximum match of 4.5% of compensation). For all other participants, the amount of the Company matching contribution will be 50% of the amount contributed during the payroll period up to 6% of compensation (for a maximum match of 3% of compensation). If an employee's elected savings allotment is less than 6% of compensation, the Company will match no more than 75% or 50% of the percentage contributed by the employee, depending upon the respective years of service or age categories noted above. Plan participants direct their contributions among various investment options in 1% increments, and they may elect to change their investment options at any time.

As of January 1, 2002, the Energy East Corporation Stock Fund was converted to an Employee Stock Ownership Plan (ESOP). Dividends from the ESOP may be reinvested or taken in cash.

Benefit Payments

Upon termination of employment due to retirement, disability or death, a participant (or the participant's beneficiary) may elect to receive a lump-sum distribution equal to the value of the participant's vested interest in the participant's account as soon as practicable following the termination date or defer the distribution to some future date.

Participants may request the withdrawal of certain account balances prior to termination of employment. Application for withdrawal of after-tax contributions and employee IRA contributions may be made once a year, and there are no Plan penalties for such withdrawals.

Vesting

Participants are fully vested in their own contributions to the Plan. Participants who were employees of the Company or any of its parent, subsidiaries or other affiliates at the time of the merger of the Company's parent with Energy East, are also fully vested in the Company's matching contributions, as are any participants who, while they are employees of the Company or its affiliates, as described above, may die, become disabled or reach their 65th birthday. All other participants have a vested interest in their Company Matching Account in the Plan equal to 20% thereof for each full year of Continuous Service, as defined in the Plan, so that a participant shall be fully vested in such Account after five (5) full years of Continuous Service. If a participant leaves the Company prior to full vesting, the nonvested portion of the Company's contribution is forfeited. All forfeitures are used to reduce future Company contributions.

Participant Loans

A Plan participant may borrow a minimum of $1,000 and up to a maximum of one-half of the participant's vested account balance or $50,000, less the highest outstanding loan balance in the prior twelve months, whichever is less. Each loan carries an interest rate of prime plus 1%, established on the first day of the calendar quarter in which the loan is made. Security for each loan is provided by one-half of the Plan participant's vested account balance. Two types of loans are available to Plan participants - "general purpose" and "principal residence" loans. Full

Connecticut Natural Gas Corporation
Employee Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.   DESCRIPTION OF THE PLAN  (Continued)

Participant Loans (Continued)

repayment of each of these types of loans is required within five and fifteen years following loan origination, respectively, and loan refinancing is not permitted. All loans require level amortization with principal and interest payments made at least quarterly and, for those Plan participants who are active employees, payments are made ratably through payroll deductions. No Plan participant may have more than one "general purpose" loan and one "principal residence" loan outstanding at any time. If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination. The interest rate on loans outstanding at year end range from 5.00% to 10.50% for 2004, and 5.25% to 10.50% for 2003.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the participant's and the Company's contributions, and the participant's loan(s), if applicable. Allocations of Plan income are based on the share balances in the participants' accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end. Units of common/collective trust funds are valued at the net asset value of units held by the Plan at year end. The Energy East Corporation Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Payments of Benefits

Benefits are recorded when paid.

Connecticut Natural Gas Corporation
Employee Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, the net assets of the Plan are set aside, first for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2004 and 2003:
	2004	2003

Putnam Vista Fund	-	$ 3,952,626
Putnam Stable Value Fund	-	5,552,142
Putnam Fund for Growth and Income	-	4,792,094
Putnam S & P 500 Index Fund	-	1,683,623
Fidelity Diversified International Fund	$ 2,335,044	2,023,294
Janus Advisor Balanced Fund	-	1,631,893
Energy East Corporation Stock Fund	3,422,146	3,053,135
T. Rowe Price Equity Income Fund	4,396,444	-
Vanguard Explorer	4,578,547	-
J. P. Morgan Stable Value Fund	5,721,536	-
Vanguard Institutional Index Fund	1,874,389	-

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2004 and 2003, as follows:
	2004	2003

Registered Investment Companies	$ 1,621,406	$ 2,801,368
Common/Collective Trusts	177,337	329,455
Energy East Corporation Stock Fund	619,727	27,976

	$ 2,418,470	$ 3,158,799

4.   INCOME TAX STATUS

In 1994 the Plan was amended and restated to meet the requirements of the Tax Reform Act of 1986, and the Plan received a favorable determination letter from the Internal Revenue Service dated September 19, 1994. The Plan has been amended since receiving the determination letter. The Plan Administrator and management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Connecticut Natural Gas Corporation
Employee Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

5.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies which were managed by Putnam Fiduciary Trust Company (Putnam) through December 30, 2004 and by T. Rowe Price Retirement Plan Services (T. Rowe Price) as of December 31, 2004. Putnam was the trustee as defined by the Plan through December 30, 2004 and T. Rowe Price became the trustee as defined by the Plan effective December 31, 2004; therefore, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

6.   ADMINISTRATIVE EXPENSES

Substantially all of the administrative expenses are paid for by the Company.

Connecticut Natural Gas Corporation
Employee Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

	Identity of Issue	Description of Investment	Current Value

	Pimco Total Return Fund	Registered Investment Company	$ 762,600
*	T. Rowe Price Equity Income Fund	Registered Investment Company	4,396,444
	Fidelity Diversified International Fund	Registered Investment Company	2,335,044
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	977,612
	J. P. Morgan Stable Value Fund	Common/Collective Trust	5,721,536
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	176,161
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	14,446
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	276,843
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	274,836
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	431,515
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	564,768
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	80,211
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	7,975
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	5,117
	Vanguard Explorer	Registered Investment Company	4,578,547
	Vanguard Institutional Index Fund	Registered Investment Company	1,874,389
*	Energy East Corporation Stock	Energy East Corporation Stock Fund	3,422,146
	Loan Fund	Participant Loans (5.00% - 10.50%)	249,517

	Total assets held at end of year		$ 26,149,707

*	Party-in-interest

Connecticut Natural Gas Corporation
Employee Savings Plan
Schedule H, Line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2004
(a) Identity of Party Involved	(b) Description of Assets (Include Interest Rate and Maturity in Case of Loan)	(c) Purchase Price	(d) Sales Price

*Putnam Investments	Putnam Fund for Growth and Income	$ -	$ 4,396,430
*Putnam Investments	Putnam Vista Fund	-	4,437,313
*Putnam Investments	Putnam Stable Value Fund	-	5,567,415
*Putnam Investments	Putnam S&P 500 Index Fund	-	1,874,389
Putnam Investments	Fidelity Diversified International Fund	-	2,335,044
Putnam Investments	Janus Advisor Balanced Fund	-	1,338,514
*T. Rowe Price	T. Rowe Price Equity Income Fund	4,396,444	-
T. Rowe Price	J. P. Morgan Stable Value Fund	5,721,536	-
T. Rowe Price	Vanguard Explorer	4,578,547	-
T. Rowe Price	Vanguard Institutional Index Fund	1,874,389	-
T. Rowe Price	Fidelity Diversified International Fund	2,335,044	-

(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

$ -	$ -	$ -	$ 4,396,430	$ -
-	-	-	4,437,313	-
-	-	-	5,567,415	-
- -	-	-	1,874,389	-
-	-	-	2,335,044	-
-	-	-	1,338,514	-
-	-	4,396,444	4,396,444	-
-	-	5,721,536	5,721,536	-
-	-	4,578,547	4,578,547	-
-	-	1,874,389	1,874,389	-
-	-	2,335,044	2,335,044	-

*  Indicates party-in-interest.

NOTE: The above transactions represent mandated purchases and sales upon the change in trustee. All other transactions were participant-directed, and thus are not presented on this schedule.